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                                                                      EXHIBIT 20

COLUMBIA/HCA ANNOUNCES UNDERSTANDING TO SETTLE CERTAIN
GOVERNMENT CIVIL CLAIMS

NASHVILLE, Tenn., May 18, 2000-Columbia/HCA Healthcare Corporation (NYSE: COL) today announced that it has reached an understanding with attorneys of the Civil Division of the Department of Justice (DOJ) to recommend an agreement to settle, subject to certain conditions, civil claims actions against the company relating to DRG (Diagnosis Related Group) coding; outpatient laboratory billing; and home health issues.

In addition, the company has reached an understanding with the Office of Inspector General of the Department of Health and Human Services on the principal terms of a corporate integrity agreement. The corporate integrity agreement is intended to assure the government of the company's overall Medicare compliance, and covers DRG coding, laboratory billing and the two civil issues still to be resolved -- physician relations and cost reports. Execution of the corporate integrity agreement would result in waiver of the government's discretionary right to exclude any of the company's operations from participation in the Medicare program.

The understanding with DOJ attorneys is that the company will compensate the government $745 million with respect to the issues covered by today's agreement, with interest accruing immediately at a fixed rate of 6.5 percent. The settlement is subject to approval by additional officials at DOJ; execution of the corporate integrity agreement; execution of definitive settlement documents for the three issues included in the understanding; execution of agreements to resolve all criminal investigations pending against the company; and court approval.

If all criminal settlements have not been reached by September 30, 2000, the date for completion of criminal settlements is automatically extended to December 31, 2000, unless the government notifies the company by September 15, 2000 that it will not agree to an extension. In the event the government does not agree to extend the September 30 completion date or the December 31 completion date, the company has the option of proceeding with the settlement on the other agreed upon terms or terminating the settlement understanding.

The understanding also provides that the company's existing letter of credit agreement will be reduced from $1 billion to $250 million at the time of the settlement payment. In addition, the understanding is that any future civil payments on cost reports or physician relations will reduce the remaining amount of the letter of credit dollar for dollar.

The understanding covers issues for the following years: DRG coding for calendar years 1990-1997; outpatient laboratory for calendar years 1989-1997; home health community education for Medicare cost report years 1994-1997; home health billing for calendar years 1995-1998; and certain home health management transactions, including Olsten, for Medicare cost report years 1993-1998.

It is anticipated that the terms of the understanding will result in an after-tax charge of approximately $498 million, which the company expects to record in its quarter ending June 30, 2000.

"Since mid 1997, the company has been in discussions and negotiations with the Department of Justice regarding a number of issues related to its investigation," said Thomas F. Frist, Jr., M.D., Chairman and Chief Executive Officer of Columbia/HCA. "We are pleased to have reached an understanding on these issues and today's announcement signals that a significant step in this process is complete."

This press release contains forward-looking statements based on management's current expectations. Numerous risks, uncertainties and other factors including:
(1) the ability to negotiate and execute definitive settlement agreements relating to the civil and criminal actions, (2) judicial approval of the settlement agreements in the civil and criminal actions, (3) the review by the company's external auditors of the accounting treatment of the settlement amounts and any related adjustments, (4) any examination by the Internal Revenue Service of the tax treatment of the settlement amounts and any related adjustments, (5) the impact of the remaining civil issues not resolved by today's settlement understanding, (6) and other factors detailed from time to time in the company's filings with the Securities and Exchange Commission may cause actual results to differ materially from those anticipated in the forward-looking statements. Many of the factors that will determine the company's future results are beyond the ability of the company to control or predict.

Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

All references to "company" and "Columbia/HCA" as used throughout this document refer to Columbia/HCA Healthcare Corporation and its affiliates.